CUSIP No. 667337109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Northwest Bancorporation, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

667337109

(CUSIP Number)

Holly Poquette

Northwest Bancorporation, Inc.

421 West Riverside, Suite 113

Spokane, WA 99201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 667337109

1)	NAMES OF REPORTING PERSONS Harlan D. Douglass
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 431,103
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 431,103
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,103
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 667337109

1)	NAMES OF REPORTING PERSONS Maxine D. Douglass
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 431,103
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 431,103
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,103
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 667337109

1)	NAMES OF REPORTING PERSONS Harlan D Douglass, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 6,213
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 6,213
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,213
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 667337109

1)	NAMES OF REPORTING PERSONS Harlan D. Douglass IRA
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 6,109
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 6,109
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,109
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 667337109

Item 1. Security and Issuer.

This statement constitutes Amendment No. 1 the Schedule 13D relating to the common stock, having no par value, (the “Common Stock”) of Northwest Bancorporation, Inc. (the “Company”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 30, 2009 on behalf of the Reporting Persons, as defined herein. The principal executive office of the Company is 421 West Riverside, Suite 113, Spokane, WA 99201.

Item 2. Identity and Background.

Item 2 is hereby amended and replaced in its entirety with the following:

This Schedule 13D is being filed by:

(a)	Harlan D. Douglass and Maxine D. Douglass, husband and wife, Harlan D. Douglass in his individual capacity as beneficial owner of shares held in Harlan D. Douglass IRA and by Harlan D. Douglass, Inc., a Washington corporation, each of which is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)	The address of the principal office of each of the Reporting Persons is 815 E. Rosewood, Spokane, WA 99208.

(c)	Mr. Douglass is a private business owner and investor and is the Chief Executive Officer and controlling shareholder of Harlan D. Douglass, Inc., which is a real estate and construction business. Mrs. Douglass has been a homemaker.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Persons being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. and Mrs. Douglass are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 15, 2010, Mr. Douglass and Mrs. Douglass acquired 185,497 shares of Common Stock of the Company for a purchase price of $741,988, and Mr. Douglass acquired 168 shares in his individual capacity for a purchase price of $672, using personal funds following their exercise of subscription rights distributed to shareholders by the Company pursuant to a rights offering.

On July 15, 2010, Harlan D. Douglass, Inc. acquired 1,835 shares of Common Stock of the Company for a purchase price of $7,340 using working capital funds following the exercise of subscription rights distributed to shareholders by the Company pursuant to a rights offering.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons purchased the shares of the Common Stock for investment purposes.

CUSIP No. 667337109

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)	According to the Company, the total number of outstanding shares of the Common Stock as of March 1, 2012 was 3,084,548. As of the date of this filing, the Reporting Persons, as a group, may be deemed to beneficially own, as that term is defined in Rule 13d-3 under the Securities Exchange Act, an aggregate of 431,103 shares Common Stock, which represents approximately 13.98% of the shares of Common Stock outstanding. The Reporting Persons disclaim beneficial ownership of such shares for all other purposes.

(b)	Mr. Douglass shares the power to vote or direct the vote and shared power to dispose or to direct the disposition of 418,781 shares of Common Stock that he owns jointly with his wife, Mrs. Maxine Douglass, which represents approximately 13.58% of the shares of Common Stock outstanding. Harlan D. Douglass, Inc. has sole voting power with regard to 6,213 shares of Common Stock, which represents approximately 0.20% of the shares of Common Stock outstanding. Harlan D. Douglass IRA has sole voting power with regard to 6,109 shares of Common Stock, which represents approximately 0.20% of the shares of Common Stock outstanding.

(c)	No transactions in the Common Stock were effected by the Reporting Persons during the 60 days prior to the filing date of this Schedule 13D.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock that is the subject of this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: Power of Attorney

CUSIP No. 667337109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2012

/s/ Harlan D. Douglass
Harlan D. Douglass

/s/ Maxine D. Douglass by Harlan D. Douglass A.I.F.
Maxine D. Douglass
by Harlan D. Douglass, POA

HARLAN D. DOUGLASS, INC.

/s/ Harlan D. Douglass
By Harlan D. Douglass
President and Chief Executive Officer

HARLAN D. DOUGLASS IRA.

/s/ Harlan D. Douglass
By Harlan D. Douglass